NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of holders of common shares, (the “Shareholders”) of Jet Metal Corp. (the “Company”) will be held in the Boardroom of the Company located at Suite 1240, 1140 West Pender Street, Vancouver, B.C., V6E 4G1 on Thursday, December 10, 2015 at 10:00 a.m. (Pacific Time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the fiscal year ended April 30, 2015 and the report of the auditors thereon;

2.	to set the number of directors of the Company at four;

3.
to elect Stewart Wallis, Mark J. Morabito, Mark Lotz and Ken Brophy as directors of the Company on the basis set forth in the accompanying information circular of the Company dated October 23, 2015 (the “Information Circular”);

4.	to appoint Davidson & Company LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.
to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving  the Company’s stock option plan, which authorizes the issuance of stock options to directors, officers, employees and consultants of the company to a maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant, as more particularly described in the accompanying Information Circular;

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method of delivery of materials for the Meeting.  The notice-and-access method allows for the Company to deliver Meeting materials via the internet in accordance with the applicable rules set forth in National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer.  Under the notice-and-access system, Shareholders still receive a proxy or voting instruction form (as applicable) enabling them to vote at the Meeting.  However, instead of a paper copy of the management information circular, the audited consolidated financial statements of the Company as at and for the fiscal year ended April 30, 2015 and related management’s discussion and analysis, Shareholders receive notification with information on how they may access such Meeting materials electronically.  The use of this alternative method of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing Meeting materials to Shareholders.  Shareholders are reminded to view the Meeting materials prior to voting.

Accessing Meeting Materials Online

Shareholders may access these materials under the Company’s profile on SEDAR at www.sedar.com or at www.envisionreports.com/JetMetalsAGM2015.

Requesting Printed Meeting Materials

Registered holders may request paper copies of the Meeting materials be sent to them by postal delivery at no cost to them.  In order to receive a paper copy of the Meeting materials, please call toll free within North America 1-866-962-0498 or outside North America, call 514-982-8716.  Any beneficial owner who wishes to receive a paper copy of the Meeting materials should contact Broadridge Investor Communications Solutions, Canada at 1-877-907-7643.   Requests for paper copies of the Meeting materials should be received by November 30, 2015 in order to receive the Meeting materials in advance of the Meeting.  To obtain a paper copy of the Meeting materials after the date of the Meeting, please contact the Corporate Secretary of the Company at 1-866-683-8030, ext. 238.

To obtain additional information about the Notice-and-Access provisions, a shareholder may contact the Company’s transfer agent toll free at 1-866-964-0492.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your shares on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

The directors of the Company have fixed the close of business on October 23, 2015 as the record date, being the date for the determination of the registered holders entitled to notice and to vote at the meeting and any adjournment(s) thereof.

DATED at Vancouver, British Columbia this 23rd day of October, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

 (signed) STEWART WALLIS

Stewart Wallis

Chairman of the Board of Directors